FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Strong Improvement in CGGVeritas Third Quarter 2012 Results

Acquisition of Fugro’s Geoscience Division on Track

PARIS, France – November 5th 2012 – CGGVeritas announced today its non-audited third quarter 2012 consolidated1 results. All comparisons are made on a year-on-year basis unless stated otherwise.

Third quarter results

•	Revenue totaled $855 million, up 7%

•	Operating income increased by 17% to $114 million, a 13% margin

•	Services operating income was at $62 million, a 10% margin

•	Sercel operating income was at $93 million, a 33% margin

Acquisition of Fugro’s Geoscience Division on track

•	The closing of the acquisition of Fugro’s Geoscience Division is still expected by the end of the year or by early 2013

•	This acquisition remains currently subject to the approval of anti-trust authorities in the United Kingdom, in Norway, in Turkey and in Australia and to the work’s council consultation

•	The Rights Issue of 414 million euros launched last September 26th was successful, having been 195% oversubscribed

Signature of a collaborative relationship agreement with Baker Hughes

•

CGGVeritas announces today a collaborative relationship agreement with Baker Hughes on the shale plays in order to develop a complete range of services using reservoir models with calibrated seismic data

•

This collaboration could help oil and gas companies to accurately pinpoint reservoir “sweet spots” and optimize well placement and completion design earlier in the asset lifecycle for more efficient well construction and more productive wells

CGGVeritas CEO, Jean-Georges Malcor, commented:

“As expected, quarter after quarter, CGGVeritas continues to strengthen its results, reflecting the improvement in our operational performance as well as the increase in marine prices.

The acquisition of Fugro’s Geoscience Division is on track. Our capital increase with preferential subscription rights was favorably received by our shareholders who recognize that this operation will transform CGGVeritas into a fully integrated company in Geology, Geophysics and Reservoir.

We are also very pleased by the collaborative relationship agreement with Baker Hughes in the shale plays. This agreement is in line with our strategy of positioning our company on the entire value chain of Geoscience and to fully benefit from this favorable phase of the cycle.

For the end of the year, our multi-client activity should benefit from the recent announcement of lease sales in the Gulf of Mexico and Brazil and from the 27th round awards in the North Sea, after two exceptionally weak quarters. In this context, and with a fourth quarter expected to be strong across our activities, we confirm our 2012 objectives.

Looking forward, the current buoyant commercial climate bodes well for this favorable cycle continuing for the seismic industry in 2013.”

[1]

Effective January 1, 2012, CGGVeritas changed the presentation currency of its consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of an industry with revenues, costs and cash flows primarily generated in U.S. dollars. The first, second and third quarter 2011 figures shown in this press release have been restated as if the change in the Group presentation currency had been effective since January 1, 2004 (IFRS transition). In the context of our new presentation of cash indicators, first, second and third quarter 2011 EBITDAs and multi-client Capex figures have been restated

Third Quarter 2012 Results

Third Quarter 2012 Key Figures

In million $	Third Quarter 2012	Third Quarter 2011*
Revenue	855	797
EBITDAs	278	248
Operating Income	114	98
Net Income	48	40
Cash Flow from Operations	171	113
Free Cash Flow	-39	-66
Backlog	1 280	1 240

*	Restated figures

•	Group revenue was $855 million, up 7% year-on-year and up 3% sequentially.

•	Group operating income was $114 million, up 17% year-on-year and up 35% sequentially and representing a 13% margin:

•	Sercel operating income totaled $93 million, which was stable sequentially and its margin stood at 33%.

•	Services operating income increased significantly to $62 million, mainly due to the increase in marine prices. This represented a 10% margin, the highest since the first quarter of 2009.

•

The contribution from equity investees was at $13 million, up 25% sequentially. This is mainly due to the strong performance of Argas, particularly the favorable start of the KJO contract, which was originally expected to be operated by Ardiseis.

•	Net income totaled $48 million, compared to $40 million in the third quarter of 2011.

•	Earnings Before Interest Tax Depreciation and Amortization (EBITDAs) was at $278 million, up 12% year-on-year and up 22% sequentially.

•	Cash flow from operations was $171 million, up 51% year-on-year.

•

Total Capex represented $196 million this quarter, Industrial Capex represented $70 million and Multi-Client Capex reached $126 million with 28% of the fleet being dedicated to multi-client programs. The level of multi-client prefunding was 71% this quarter.

•	After payment of interest and high capital expenditure especially in our multi-client activity, net free cash flow was negative at $39 million.

•	Backlog was at $1.280 billion at the end of September 2012, slightly up year-on-year, up in Services at $1.070 billion and down at Sercel at $210 million.

Third Quarter 2012 Financial Results

Third Quarter 2012 key figures

	Second Quarter	Third Quarter
In million $	2012	2012	2011*
Group Revenue	831	855	797
Sercel	285	283	275
Services	599	634	592
Group Operating Income	85	114	98
Margin	10%	13%	12%
Sercel	92	93	87
Margin	32%	33%	31%
Services	19	62	53
Margin	3%	10%	9%
Net Income	34	48	40
Margin	4%	6%	5%
Net Debt	1 600	1 660	1 543
Net Debt to Equity Ratio	42%	43%	41%
Net Debt to LTM EBITDAs Ratio	1.7x	1.7x	1.8x

*	Restated figures

Revenue

Group revenue was up 7% year-on-year and up 3% sequentially. Services revenue was up 7% year-on-year, and Sercel revenue up 3%.

	Second Quarter	Third Quarter
In million $	2012	2012	2011*
Group Revenue	831	855	797
Sercel Revenue	285	283	275
Services Revenue	599	634	592
Eliminations	-54	-62	-70
Marine contract	288	257	291
Land contract	112	138	68
Processing	113	123	113
Multi-client	87	117	119
Marine MC	52	52	83
Land MC	35	64	36

*	Restated figures

Sercel

Total revenue rose by 3% year-on-year and was stable sequentially. External revenue increased by 8%. Total equipment sales were well distributed between the Americas, Europe, CIS, China and Asia Pacific. 47% of total sales were dedicated to marine equipment driven by the delivery of a large number of Sentinel® solid streamer sections while land equipment sales remained at a high level. As of October 1st, Sercel backlog was down following strong marine sales during the month of September. Internal sales totaled $62 million and represented 22% of total revenue.

Services

Revenue was up 7% year-on-year and up 6% sequentially. This growth in revenue is mainly due to a strong operational performance, an increase in marine prices and a sustained level of activity in land and processing.

•

Marine contract revenue was down 12% year-on-year and down 11% sequentially due to a larger share of our fleet being dedicated to our multi-client activity. This quarter was characterized by the positive impact of price increases and by the continued improvement in our marine operating performance with our vessel production rate[2] above or equal to 90% for the third consecutive quarter. During the quarter, four 3D vessels were operating in the North Sea on BroadSeisTM projects. Two vessels were operating in West Africa, four in Asia including one in the China Sea for a BroadSeisTM acquisition program. In America, the Alize vessel continued with its program in the Mexican waters of the Gulf of Mexico and one vessel was operating off French Guyana.

Four vessels were dedicated to multi-client activities this quarter. The Viking ended its acquisition program in Brazil. The Oceanic Vega and Sirius began acquiring the first multi-client program deploying StagSeisTM, the new CGGVeritas marine acquisition solution offering full azimuth coverage and long-offsets for deep subsalt imaging, in the Mexican waters of the Gulf of Mexico. The Oceanic Endeavour completed a multi-client survey off Angola.

•	Land contract revenue was up 102% year-on-year and 23% sequentially.

This quarter, eleven crews operated in North America including four crews operating on multi-client programs and thirteen in the rest of the world. Activity was sustained in Alaska and in the Lower 48. We continued with our strategy to focus on high-end land activity by leaving South America where we terminated our activities in Columbia. Our operations in North Africa have started-up in Tunisia and Algeria. In the Middle-East, our land and Ocean Bottom-Cable (OBC) operations maintained high productivity and we were awarded a contract for an acquisition program between Kuwait and Saudi Arabia (‘the KJO contract’). Originally expected to be executed by Ardiseis, a majority-owned subsidiary, this contract is finally operated by Argas, the corresponding operating income - $3 million this quarter – being then recorded within the income of companies accounted for under equity method.

•

Processing, Imaging & Reservoir revenue was up 9% year-on-year and 9% sequentially. Demand for high-end processing is increasing, supported by high-resolution surveys and by the growth of BroadSeisTM surveys. The BroadSeisTM pricing premium is shared between marine and processing. This high level of activity in Processing, Imaging & Reservoir indicates our recent strategic decision to acquire of Fugro’s Geoscience Division.

[2]

- The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

•

Multi-client revenue was almost stable year-on-year and up 35% sequentially. Capex was $126 million with a prefunding rate of 71%, despite some clients postponing formal commitments to the next quarter. With a depreciation rate averaging 80%, this quarter, the Net Book Value at the end of September 2012 totaled $613 million compared to $560 million at the end of June 2012.

•

Marine multi-client revenue was at $52 million, down 37% year-on-year. Prefunding revenue was $33 million and after-sales were at $20 million. Capex was $87 million and was concentrated on Brazil, Angola and the Gulf of Mexico where we started our IBALT multi-client program with our new StagSeisTM technology. With a depreciation rate at 73% this quarter, the Net Book Value at the end of September 2012 totaled at $476 million.

•

Land multi-client revenue significantly increased to $64 million, up 77% year-on-year. Prefunding revenue was at $57 million and after-sales were at $8 million. Capex was $39 million dedicated with the continuation of our Marcellus program where we registered a very strong operational performance. With a depreciation rate at 85%, the Net Book Value at the end of September 2012 totaled at $137 million.

Group EBITDAs was $278 million, up 12% year-on-year and up 22% sequentially with a 32% margin.

	Second Quarter	Third Quarter
In million $	2012	2012	2011*
Group EBITDAs	228	278	248
Margin	27%	32%	31%
Sercel EBITDAs	103	105	100
Margin	36%	37%	36%
Services EBITDAs	150	210	187
Margin	25%	33%	32%

*	Restated figures

Group Operating Income was $114 million, up 35% sequentially and up 17% year-on-year with a 13% margin.

	Second Quarter	Third Quarter
In million $	2012	2012	2011*
Group Operating Income	85	114	98
Margin	10%	13%	12%
Sercel Operating Income	92	93	87
Margin	32%	33%	31%
Services Operating Income	19	62	53
Margin	3%	10%	9%

*	Restated figures

Financial Charges

Financial charges were $38 million and corresponded mainly this quarter to the sole Cost of Debt. The total amount of interest paid during the quarter was $7 million.

Taxes were at $41 million.

After the impact of income in companies accounted for under equity method totaling $13 million, Group Net Income stood at $48 million compared to $40 million in the third quarter of 2011.

Net Income attributable to the owners of CGGVeritas was at $44 million/€35 million after the impact of minority interests totaling $4 million/€3 million. EPS was positive at €0.23 per ordinary share and positive at $0.29 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was at $171 million, up 51% compared to $113 million in the third quarter of 2011.

Capex

Global Capex stood at $196 million this quarter, up 13% year-on-year.

•	Industrial Capex was $70 million, down 33% year-on-year.

•	Multi-client Cash Capex was $126 million, up 83% year-on-year with a 71% prefunding rate.

In million $	Second Quarter	Third Quarter
	2012	2012	2011*
Capex	179	196	173
Industrial	97	70	104
Multi-client Cash	82	126	69
Marine MC	41	87	22
Land MC	41	39	46

*	Restated figures

Free Cash Flow

After the payment of interest expenses during the quarter and particularly high Capex, especially in marine multi-client, net free cash flow was negative at $39 million compared to a negative free cash flow of $66 million in the third quarter of 2011.

Third Quarter 2012 Comparisons with Third Quarter 2011

Consolidated Income Statement	Second Quarter	Third Quarter
In million $	2012	2012	2011*
Exchange rate euro/dollar	1.298	1.249	1.439
Operating Revenue	831.0	855.0	796.7
Sercel	285.2	282.9	275.1
Services	599.4	633.9	591.8
Elimination	-53.6	-61.8	-70.2
Gross Profit	177.8	195.1	158.6
Operating Income	84.6	114.3	97.7
Sercel	91.7	92.5	86.5
Services	19.3	61.6	52.8
Corporate and Elimination	-26.4	-39.8	-41.6
Net Financial Costs	-34.0	-38.3	-32.3
Income Tax	-24.1	-41.0	-19.0
Deferred Tax on Currency Variations	-2.8	0.2	-7.7
Income from Equity Investments	10.1	12.6	1.8
Net Income	33.8	47.8	40.5
Earnings per share (€)	0.15	0.23	0.18
Earnings per ADS ($)	0.19	0.29	0.25
EBITDAs	228.0	277.5	248.0
Sercel	102.5	104.6	100.3
Services	150.5	210.1	186.8
Industrial Capex	97.1	70.1	104.2
Multi-client Cash Capex	81.9	125.7	68.6

*	Restated figures

Year to Date 2012 Financial Results

Group Revenue

Group Revenue was up 9% compared to the first nine months of 2011. Services revenue was up 6% and Sercel revenue up 12% compared to the first nine months of 2011.

	YTD		Evolution
In million $	2012	2011*	In %
Group Revenue	2 473	2 276	9%
Sercel Revenue	916	816	12%
Services Revenue	1 764	1 657	6%
Eliminations	-208	-198	NA
Marine contract	734	732	0%
Land contract	372	309	21%
Processing	342	319	7%
Multi-client	317	298	6%
Marine MC	191	206	-7%
Land MC	126	92	37%

*	Restated figures

Group EBITDAs was $718 million, a margin of 29%.

	YTD		Evolution
In millions $	2012	2011*	En %
Group EBITDAs	718	553	30%
margin	29%	24%	NA
Sercel EBITDAs	334	298	12%
margin	36%	36%	NA
Services EBITDAs	497	368	35%
margin	28%	22%	NA

*	Restated figures

Group Operating Income was $253 million, a margin of 10%.

	YTD		Evolution
In millions $	2012	2011*	En %
Group Operating Income	253	136	86%
margin	10%	6%	NA
Sercel Op. Income	300	257	17%
margin	33%	31%	NA
Services Op. Income	73	-2	NA
margin	4%	0%	NA

*	Restated figures

Financial Charges

Financial charges totaled $114 million including:

•	Net cost of debt was $115 million, while the total amount of interest paid during the first nine months of the year was $69 million.

•	Other financial items represented a positive contribution of $1 million, mainly related to the favorable impact of currency variations.

Taxes were at $87 million.

After the impact of income in companies accounted for under equity method totaling $26 million, Group Net Income stood at $78 million, compared to a loss of $35 million for the first nine months of 2011.

Net Income attributable to owners of CGGVeritas was at $65 million/€50 million, after the impact of minority interests totaling $13 million/€10 million, resulting in a positive EPS of €0.33 per ordinary share and $0.43 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was $467 million, almost stable over the first nine months of 2011.

Capex

Global Capex was $577 million, up 33% year-on-year.

•	Industrial Capex was $294 million, almost stable year-on-year.

•	Multi-client Cash Capex was $283 million, up 87% year-on-year with a 62% prefunding rate.

In millions $	YTD		Evolution
	2012	2011*	En %
Capex	577	434	33%
Industrial	294	283	0%
Multi-client Cash	283	151	87%
MC marine	178	49	264%
MC land	105	102	2%

*	Restated figures

Free Cash Flow

After the payment of interest expenses for the first nine months in 2012 and given opposite changes in working capital, net free cash flow was negative at $175 million, compared to a negative net free cash flow at $8 million for the first nine months of 2011.

Balance Sheet

Net Debt to Equity Ratio

Group gross debt was $1.997 billion at the end of September 2012.

Available cash was $337 million. Group net debt was $1.660 billion at the end of September 2012 compared to $1.411 billion at the end of 2011.

Net debt to equity ratio at the end of September 2012 was 43%.

Year to Date 2012 Comparisons with Year to Date 2011

Consolidated Income Statement	YTD
In million $	2012	2011*
Exchange rate euro/dollar	1.288	1.417
Operating Revenue	2 472.6	2 276.0
Sercel	915.9	816.4
Services	1 764.4	1 657.4
Elimination	-207.7	-197.8
Gross Profit	511.5	358.6
Operating Income	252.7	135.6
Sercel	299.7	256.8
Services	73.2	-2.3
Corporate and Elimination	-120.2	-118.9
Financial Items	-114.2	-146.0
Income Tax	-86.9	-32.4
Deferred Tax on Currency Translation	0.2	-1.4
Income from Equity Investments	26.3	9.5
Net Income	78.1	-34.7
Earnings per share (€)	0.33	-0.21
Earnings per ADS ($)	0.43	-0.30
EBITDAs	717.5	552.7
Sercel	334.0	297.6
Services	496.9	368.5
Industrial Capex	294.3	283.2
Multi-client Cash Capex	283.1	151.3

Other Information

•	An English language conference call is scheduled today at 9:00am (Paris), 8:00am (London).

To take part in the English language conference simply dial in 5 to 10 minutes prior to the scheduled start time.

- US Toll-Free	1-877-317-6789
- International call-in	1-412-317-6789
- Replay	1-877-344-7529 or 1-412-317-0088
Conference Number: 10009288

You will be connected to the conference: “CGGVeritas Q3 2012 results”.

•	Copies of the presentation are posted on the Company website www.cggveritas.com and can be downloaded.

•	The conference call will be broadcast live on the CGGVeritas website www.cggveritas.com and a replay will be available for two weeks thereafter.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies. services and equipment through Sercel. to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGV).

Investor Relations Contact	Group Communication Contact
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGGVeritas

Third Quarter 2012

CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
	2012	2011(restated)
Amounts in millions of U.S.$, except per share data or unless indicated
Operating revenues	2,472.6	2,276.0
Other income from ordinary activities	2.7	2.4
Total income from ordinary activities	2,475.3	2,278.4
Cost of operations	(1,963.8)	(1,919.8)
Gross profit	511.5	358.6
Research and development expenses, net	(65.4)	(55.5)
Marketing and selling expenses	(68.7)	(58.4)
General and administrative expenses	(137.5)	(141.4)
Other revenues (expenses), net	12.8	32.3
Operating income	252.7	135.6
Expenses related to financial debt	(117.5)	(136.9)
Income provided by cash and cash equivalents	2.0	1.8
Cost of financial debt, net	(115.5)	(135.1)
Other financial income (loss)	1.3	(10.9)
Income (loss) of consolidated companies before income taxes	138.5	(10.4)
Deferred taxes on currency translation	0.2	(1.4)
Other income taxes	(86.9)	(32.4)
Total income taxes	(86.7)	(33.8)
Net income (loss) from consolidated companies	51.8	(44.2)
Share of income (loss) in companies accounted for under equity method	26.3	9.5
Net income (loss)	78.1	(34.7)
Attributable to :
Owners of CGGVeritas	$64.9	(44.9)
Owners of CGGVeritas (1)	€50.4	(31.7)
Non-controlling interests	$13.2	10.2
Weighted average number of shares outstanding	151,927,186	151,746,775
Dilutive potential shares from stock-options	685,906	(2)
Dilutive potential shares from performance share plan	680,746	(2)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive	153,293,838	151,746,775
Net income (loss) per share
Basic	$0.43	(0.30)
Basic	€0.33	(0.21)
Diluted	$0.42	(0.30)
Diluted	€0.33	(0.21)

(1)	Converted at the average exchange rate of U.S.$1.2878 and U.S.$1.4166 per € for the periods ended September 30, 2012 and 2011, respectively.
(2)	As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(3)	Convertible bonds had an accretive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
	2012	2011(restated)
Amounts in millions of U.S.$, except per share data or unless indicated

Operating revenues	855.0	796.7
Other income from ordinary activities	0.6	0.7
Total income from ordinary activities	855.6	797.4
Cost of operations	(660.5)	(638.8)
Gross profit	195.1	158.6
Research and development expenses, net	(20.9)	(17.5)
Marketing and selling expenses	(22.1)	(18.2)
General and administrative expenses	(44.6)	(45.7)
Other revenues (expenses), net	6.8	20.5
Operating income	114.3	97.7
Expenses related to financial debt	(38.8)	(40.4)
Income provided by cash and cash equivalents	0.6	0.6
Cost of financial debt, net	(38.2)	(39.8)
Other financial income (loss)	(0.1)	7.5
Income (loss) of consolidated companies before income taxes	76.0	65.4
Deferred taxes on currency translation	0.2	(7.7)
Other income taxes	(41.0)	(19.0)
Total income taxes	(40.8)	(26.7)
Net income (loss) from consolidated companies	35.2	38.7
Share of income (loss) in companies accounted for under equity method	12.6	1.8
Net income (loss)	47.8	40.5
Attributable to :
Owners of CGGVeritas	$44.2	37.3
Owners of CGGVeritas (1)	€34.6	26.8
Non-controlling interests	$3.6	3.2
Weighted average number of shares outstanding	151,985,357	151,857,149
Dilutive potential shares from stock-options	810,629	360,279
Dilutive potential shares from performance share plan	680,746	471,643
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	153,476,732	152,689,071
Net income (loss) per share Basic	$0.29	0.25
Basic	€0.23	0.18
Diluted	$0.29	0.24
Diluted	€0.23	0.18

(1)	Corresponding to the three quarter amount in euros less the half-year amount in euros.
(2)	Convertible bonds had an accretive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

ANALYSIS BY OPERATING SEGMENT

	Nine months ended September 30,
	2012					2011 (restated)
In millions of U.S.$	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
Revenues from unaffiliated customers	1,764.4	708.2	—		2,472.6	1,657.4	618.6	—		2,276.0
Inter-segment revenues	0.6	207.7	(208.3)		—	0.9	197.8	(198.7)		—
Operating revenues	1,765.0	915.9	(208.3)		2,472.6	1,658.3	816.4	(198.7)		2,276.0

Depreciation and amortization (excluding multi-clients survey)	(220.5)	(32.1)	—		(252.6)	(219.8)	(37.4)	—		(257.2)
Depreciation and amortization of multi-client surveys	(237.5)	—	—		(237.5)	(162.0)	—	—		(162.0)

Operating income	73.2	299.7	(120.2	)(a)	252.7	(2.3)	256.8	(118.9	)(a)	135.6

Share of income in companies accounted for under equity method (b)	26.3	—	—		26.3	9.5	—	—		9.5

Capital expenditures (excluding multi-client surveys) (c)	273.2	21.1	—		294.3	267.4	15.8	—		283.2

Investments in multi-clients survey	323.7	—	—		323.7	164.6	—	—		164.6

Investment in companies under equity method	27.5	—	—		27.5	4.8				4.8

(a)	Includes general corporate expenses of U.S.$40.1 million and U.S.$41,1 million for the nine months ended September 30, 2012 and 2011, respectively.
(b)	Of which U.S.$36.4 million and U.S.$9.2 million relate to operational results for the nine months ended September 30, 2012 and 2011, respectively.
(c)	Includes (i) equipment acquired under finance leases of U.S.$2.8 million and U.S.$15.9 million for the nine months ended September 30, 2012 and 2011 respectively (ii) capitalized development costs of U.S.$14 million and U.S.$13.6 million for the nine months ended September 30, 2012 and 2011, respectively, in the Services segment; capitalized development costs of U.S.$7 million and U.S.$4.1 million for the nine months ended September 30, 2012 and 2011, respectively, in the Equipment segment.

	Three months ended September 30,
	2012					2011 (restated)
In millions of U.S.$	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
Revenues from unaffiliated customers	633.9	221.1	—		855.0	591.8	204.9	—		796.7
Inter-segment revenues	0.6	61.8	(62.4)		—	0.4	70.2	(70.6)		—
Operating revenues	634.5	282.9	(62.4)		855.0	592.2	275.1	(70.6)		796.7

Depreciation and amortization (excluding multi-clients survey)	(71.4)	(11.2)	—		(82.6)	(77.0)	(11.7)	—		(88.7)
Depreciation and amortization of multi-client surveys	(92.6)	—	—		(92.6)	(64.2)		—		(64.2)

Operating income	61.6	92.5	(39.8	)(a)	114.3	52.8	86.5	(41.6	)(a)	97.7

Share of income in companies accounted for under equity method (b)	12.6	—	—		12.6	1.8	—	—		1.8

Capital expenditures (excluding multi-client surveys) (c)	60.7	9.4	—		70.1	99.3	4.9	—		104.2

Investments in multi-clients survey	143.9	—	—		143.9	75.2	—	—		75.2

(a)	Includes general corporate expenses of U.S.$13.0 million and U.S.$12.7 million for the three months ended September 30, 2012 and 2011, respectively.
(b)	Of which U.S.$15.7 million and U.S.$1.8 million relate to operational results for the three months ended September 30, 2012 and 2011, respectively.
(c)	Includes (i) equipment acquired under finance leases of U.S.$2.8 million for the three months ended September 30, 2012 (ii) capitalized development costs of U.S.$4.8 million and U.S.$6.3 million for the three months ended September 30, 2012 and 2011, respectively, in the Services segment; capitalized development costs of U.S.$2.1 million and U.S.$1.2 million for the three months ended September 30, 2012 and 2011, respectively, in the Equipment segment.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

	September 30, 2012 (unaudited)	December 31, 2011 (restated)
Amounts in millions of U.S.$, unless indicated

ASSETS
Cash and cash equivalents	337.1	531.4
Trade accounts and notes receivable, net	845.2	876.0
Inventories and work-in-progress, net	424.0	361.5
Income tax assets	109.8	119.4
Other current assets, net	155.4	157.0
Assets held for sale, net	425.5	64.5
Total current assets	2,297.0	2,109.8
Deferred tax assets	178.8	188.8
Investments and other financial assets, net	52.6	24.7
Investments in companies under equity method	139.5	131.7
Property, plant and equipment, net	1,171.3	1,183.2
Intangible assets, net	974.8	865.1
Goodwill, net	2,413.0	2,688.2
Total non-current assets	4,930.0	5,081.7
TOTAL ASSETS	7,227.0	7,191.5

LIABILITIES AND EQUITY
Bank overdrafts	4.0	6.0
Current portion of financial debt	120.6	64.5
Trade accounts and notes payable	415.0	386.4
Accrued payroll costs	172.2	185.7
Income taxes liability payable	104.4	159.7
Advance billings to customers	26.8	51.0
Provisions – current portion	32.5	34.6
Other current liabilities	265.3	272.3
Total current liabilities	1,140.8	1,160.2
Deferred tax liabilities	83.9	110.8
Provisions – non-current portion	95.9	106.7
Financial debt	1,872.2	1,871.6
Other non-current liabilities	44.2	49.8
Total non-current liabilities	2,096.2	2,138.9

Common stock: 251,597,913 shares authorized and 152,031,873 shares with a €0.40 nominal value issued and outstanding at September 30, 2012 and 151,861,932 at December 31, 2011	79.9	79.8

Additional paid-in capital	2,671.2	2,669.3
Retained earnings	1,145.1	1,161.1
Other reserves	(18.6)	(17.0)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGGVeritas	64.9	(28.2)
Cumulative income and expense recognized directly in equity	(7.0)	(11.5)
Cumulative translation adjustment	(19.2)	(27.6)
Equity attributable to owners of CGGVeritas SA	3,895.7	3,805.3
Non-controlling interests	94.3	87.1
Total equity	3,990.0	3,892.4
TOTAL LIABILITIES AND EQUITY	7,227.0	7,191.5

(1)	Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars.

The currency translation adjustment was set to nil as of January 1, 2004 on transition to IFRS and has been re-presented on the basis that the Group has reported in U.S. dollars since that date.

The functional currency of the parent company remains the euro. The currency translation adjustment resulting from the parent company is presented in other reserves.

Main restatements related to the change in the presentation currency from euro to U.S. dollar are as follows (in millions):

	Historical consolidated financial statements as of Dec.31, 2011 in euros	Historical consolidated financial statements of Dec.31, 2011 converted into U.S. dollars (a)	Restatements (b)	Restated consolidated financial statements as of Dec.31, 2011 to U.S. dollars
Common stock, additional paid-in capital, retained earnings and other	2,883.1	3,730.5	+102.4	3,832.9
Cumulative translation adjustment	55.8	72.2	(99.8)	(27.6)

Equity attributable to owners of CGGVeritas	2,938.9	3,802.7	+2.6	3,805.3

a)	Converted at the closing exchange rate of 1.2939 U.S.$ per euro
b)

Differences between historical currency exchange rates and the closing rate of 1.2939 U.S.$ per 1 euro, including U.S.$(17) millions translation adjustments from the parent company presented in other reserves.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
	2012	2011 (restated)
Amounts in millions of U.S.$
OPERATING
Net income (loss)	78.1	(34.7)
Depreciation and amortization	252.6	257.2
Multi-client surveys depreciation and amortization	237.5	162.0
Depreciation and amortization capitalized to multi-client surveys	(40.6)	(13.3)
Variance on provisions	(3.0)	(15.2)
Stock based compensation expenses	15.3	11.2
Net gain (loss) on disposal of fixed assets	(13.0)	(23.2)
Equity income (loss) of investees	(26.3)	(9.5)
Dividends received from affiliates	22.1	6.9
Other non-cash items	4.0	(8.5)
Net cash including net cost of financial debt and income tax	526.7	332.9
Less net cost of financial debt	115.5	135.1
Less income tax expense	86.7	33.8
Net cash excluding net cost of financial debt and income tax	728.9	501.8
Income tax paid	(122.8)	(71.8)
Net cash before changes in working capital	606.1	430.0
- change in trade accounts and notes receivables	(77.7)	111.2
- change in inventories and work-in-progress	(52.3)	(37.3)
- change in other current assets	(3.5)	50.6
- change in trade accounts and notes payable	23.2	(68.6)
- change in other current liabilities	(31.1)	4.8
Impact of changes in exchange rate on financial items	2.2	(18.0)
Net cash provided by operating activities	466.9	472.7
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(290.5)	(259.5)
Investment in multi-client surveys, net cash	(283.1)	(151.3)
Proceeds from disposals of tangible and intangible assets	3.3	6.1
Total net proceeds from financial assets	35.4	4.5
Acquisition of investments, net of cash and cash equivalents acquired	(52.5)	(0.7)
Impact of changes in consolidation scope	—	—
Variation in loans granted	0.4	2.8
Variation in subsidies for capital expenditures	(1.2)	—
Variation in other non-current financial assets	(1.4)	2.1
Net cash used in investing activities	(589.6)	(396.0)
FINANCING
Repayment of long-term debts	(50.8)	(1,194.1)
Total issuance of long-term debts	79.2	1,202.8
Lease repayments	(19.5)	(35.4)
Change in short-term loans	(2.0)	—
Financial expenses paid	(68.5)	(69.6)
Net proceeds from capital increase
- from shareholders	2.0	3.3
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(5.6)	(4.0)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(65.2)	(97.0)
Effects of exchange rates on cash	(6.4)	1.8
Net increase (decrease) in cash and cash equivalents	(194.3)	(18.5)
Cash and cash equivalents at beginning of year	531.4	448.8
Cash and cash equivalents at end of period	337.1	430.3

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 5th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP